

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

December 24, 2009

Fred J. Kleisner
Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018

>   **Re: Morgans Hotel Group Co.**
>   **Schedule 14A**
>   **Filed December 11, 2009**
>   **File No. 001-33738**

Dear Mr. Kleisner:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert Downes